# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEW ERA HELIUM INC., CIK 0002028336
CUSIP: 64428N109
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 4501 Santa Rosa Drive, Midland, Texas (TX), 79707
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001835871

## Reporting persons
- CR Financial Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 642,800; shared voting power 0; sole dispositive power 642,800; shared dispositive power 0; aggregate amount beneficially owned 642,800 (5% of the class)
  Comment: This percentage is calculated based upon 14,105,152 shares of common stock issued and outstanding (as of February 13, 2025).
- Byron Roth: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 506,723; shared voting power 642,800; sole dispositive power 506,723; shared dispositive power 642,800; aggregate amount beneficially owned 1,149,523 (8.15% of the class)
  Comment: This percentage is calculated based upon 14,105,152 shares of common stock issued and outstanding (as of February 13, 2025). Consists of 506,723 shares owned by Byron Roth, 85,067 shares owned by Gordon Roth, and 642,800 shares owned by CR Financial Holdings, Inc. over which Byron Roth and Gordon Roth have shared voting and dispositive power.
- Gordon Roth: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 85,067; shared voting power 642,800; sole dispositive power 85,067; shared dispositive power 642,800; aggregate amount beneficially owned 727,867 (5.16% of the class)
  Comment: This percentage is calculated based upon 14,105,152 shares of common stock issued and outstanding (as of February 13, 2025). Consists of 506,723 shares owned by Byron Roth, 85,067 shares owned by Gordon Roth, and 642,800 shares owned by CR Financial Holdings, Inc. over which Byron Roth and Gordon Roth have shared voting and dispositive power.

## Item 1. Issuer
Name of issuer: NEW ERA HELIUM INC.
Address of issuer's principal executive offices: 4501 Santa Rosa Drive, Midland, TX 79707

## Item 2. Person Filing
Name of person filing:
1. CR Financial Holdings, Inc.
2. Byron Roth
3. Gordon Roth
Address of principal business office or, if none, residence: c/o Roth CH Acquisition V Co, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660
Citizenship: CA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Percent of class: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Sole power to vote or to direct the vote: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Shared power to vote or to direct the vote: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: The information required by this item is set forth above on the cover page for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CR Financial Holdings, Inc.: /s/ Byron Roth, Byron Roth, Chief Executive Officer (02/14/2025)
- Byron Roth: /s/ Byron Roth, Byron Roth (02/14/2025)
- Gordon Roth: /s/ Gordon Roth, Gordon Roth (02/14/2025)